

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 1, 2011

<u>Via Email</u>
Mr. Michael Dodak
Interim Chief Financial Officer
Solar Energy Initiatives, Inc.
818 A1A North, Suite 202
Ponte Vedra Beach, Florida 32082

      Re: **Solar Energy Initiatives, Inc**.
                Form 10-K for the Fiscal Year Ended July 31, 2010
                Filed November 15, 2010
                Form 10-Q for the Quarter Ended April 30, 2011
                Filed June 20, 2011
                File No. 333-148155

Dear Mr. Dodak:

      We have reviewed your response dated July 13, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2010

Notes to Consolidated Financial Statements, page F-7

Note 3. Summary of Significant Accounting Policies, page F-8

-Business Combinations and Consolidations, page F-9

1. We note your response to prior comment 2. As outlined in your response, please amend your July 31, 2010 Form 10-K and the October 31, 2010 Form 10-Q to remove the referral to the

accounts receivable associated with factoring and securitization programs not recorded on the balance sheet.

Note 13. Equity Method Investee, page 23

2. We note your response to prior comment 3. Please respond to the following comments:

- Please explain to us in more detail why you believe that the Martin's Creek NC, LLC should be treated as an equity investment as of July 31, 2010 in accordance with Topic 810 of the FASB Accounting Standards Codification.

- As previously requested, please provide a detailed analysis of each factor outlined in paragraphs 810-10-25-20 through 36 of the FASB Accounting Standards Codification of why you believe that Martin's Creek NC, LLC is a variable interest entity from September 28, 2010 through February 2, 2011. In addition, to the extent that you have concluded this is a variable interest entity, discuss why you have now concluded that you are the primary beneficiary including your consideration of paragraph 810-10-25-42 of the FASB Accounting Standards Codification.

- We also note from your response that your amendment to your October 31, 2010 and January 31, 2011 Forms 10-Q to consolidate Martin's Creek NC, LLC will only impact your balance sheet accounts of "cash" and "bank loan." Please explain to us why you would still report the balance sheet accounts entitled "investment in equity method investee" and "other receivable from equity method investee" as a result of consolidating the Martin Creek's NC, LLC as of October 31, 2010 and January 31, 2011.

Form 10-Q for the Quarter Ended April 30, 2011

Item 2.   Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

-Comparison of Results of Operations…, page 5

3. We note that your revenues declined from $732,200 to $520,865 for the three months ended April 30, 2011 but that you have not provided discussion and analysis as to the causes for the decrease in your revenues. Please provide this disclosure in future filings and describe any known trends that will affect your operating results. Refer to Regulation S-K Item 303(b)(2) and the instructions thereto.

Note 13. Stockholders' Deficit, page F-16

4. We note that you completed private equity offerings of units that were comprised of 3,482,027 shares of common stock and common stock purchase warrants to acquire 3,482,027 shares of common stock with an exercise price of $0.16 per share for aggregate net

proceeds of $321,518 during the nine months ended April 30, 2011. We further note that the warrants are exercisable on a cash or cashless basis for three years and that the investors received, among other rights, full ratchet anti-dilution rights for lower priced issuances of securities. We further note from page F-5 that you recognized $1.26 million in Ratchet provisions expense during the nine months ended April 30, 2011 related to these provisions. Please explain to us in more detail how you accounted for these units including the Ratchet provisions issued during the nine months ended April 30, 2011. Cite the accounting literature relied upon and how you applied it to your situation.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have any questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551- 3286, or Tim Buchmiller, Reviewing Attorney, at (202) 551- 3635 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief